EXHIBIT 99.2

Management’s Discussion & Analysis
Nuvei Corporation
Years ended December 31, 2022 and 2021
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated March 8, 2023, should be read in conjunction with the Company’s audited annual consolidated financial statements, along with the related notes thereto for the year ended December 31, 2022 (the “Consolidated Financial Statements”). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya Transaction, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, and the future impact of the COVID-19 pandemic is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya Transaction (including the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya Transaction); the Company's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company's ability to attract and retain key employees in connection with the Paya Transaction;

management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya Transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya Transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya Transaction; and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic headwinds on its or its customers' business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions (including Paya) and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets, (i) the Company’s liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form (the “AIF”) such as: risks associated with the Paya Transaction (including our inability to successfully integrate the Paya business; legal proceedings instituted related to the Paya Transaction and the impact of significant demands placed on management as a result thereof; the potential failure to realize anticipated benefits from the Paya Transaction; potential undisclosed costs or liabilities associated with the Paya Transaction, which may be significant; impact of acquisition-related expenses; the failure to retain Paya’s personnel and clients following the acquisition and risks associated with the loss and ongoing replacement of key personnel); risks relating to our business and industry, such as the ongoing COVID-19 pandemic and the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto; declining level of volume activity in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services; changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting our customers and our results of operations; the rapid developments and change in our industry; intense competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our customers being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our customers; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in the quality of the products and services offered; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others, coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of one of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a global payment company providing payment technology and solutions to businesses across North America, Europe, Asia Pacific, Middle East and Africa ("MEA") and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business ("B2B"). Our platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide, with local acquiring in 47 of those markets. With support for more than 600 alternative payment methods (“APMs”), and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short, we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration – propelling them further, faster.
While global commerce continues to pivot online, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce integrated technology partners and platforms. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce resellers who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.

Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Financial Highlights for the Three Months Ended December 31, 2022 Compared to 2021:
•Total volume(a) increased by 28% to $40.3 billion from $31.5 billion;
◦eCommerce represented 91% of Total volume(a);
◦Total volume growth at constant currency(a) was 33% with Total volume at constant currency(a) increasing to $41.8 billion from $31.5 billion;
•Revenue increased 4% to $220.3 million from $211.9 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year and by volatility in the digital assets and cryptocurrencies vertical;
◦Revenue growth at constant currency(b) was 10% with Revenue at constant currency(b) increasing to $232.5 million from $211.9 million;
•Net income decreased by 24% to $9.4 million from $12.3 million;
•Adjusted EBITDA(b) decreased by 6% to $85.7 million from $91.5 million;
•Adjusted net income(b) decreased by 4% to $68.0 million from $70.6 million;
•Net income per diluted share decreased to $0.06 from $0.07;
•Adjusted net income per diluted share(b) was unchanged at $0.47 ;
•Adjusted EBITDA less capital expenditures(b) decreased by 13% to $71.2 million from $81.8 million; and,
•Share repurchases totaled 1,892,075 shares for total cash consideration of $57.5 million.
Financial Highlights for the Year Ended December 31, 2022 Compared to 2021:
•Total volume(a) increased by 34% to $127.7 billion from $95.6 billion;
◦eCommerce represented 89% of Total volume(a);
◦Total volume growth at constant currency(a) was 39% with Total volume at constant currency(a) increasing to $132.7 billion from $95.6 billion;
•Revenue increased 16% to $843.3 million from $724.5 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million;
◦Revenue growth at constant currency(b) was 22% with Revenue at constant currency increasing to $883.9 million from $724.5 million;
•Net income decreased by 42% to $62.0 million from $107.0 million, primarily due to a $85.9 million increase in share-based payments;
•Adjusted EBITDA(b) increased by 11% to $351.3 million from $317.2 million;
•Adjusted net income(b) increased by 10% to $274.2 million from $248.6 million;
•Net income per diluted share decreased by 45% to $0.39 from $0.71;
•Adjusted net income per diluted share(b) increased by 10% to $1.86 from $1.69;
•Adjusted EBITDA less capital expenditures(b) increased by 4% to $303.0 million from $290.1 million; and,
•Cash and cash equivalents balance of $752 million at December 31, 2022 compared to $749 million at December 31, 2021. Share repurchases totaled 3,660,743 shares for total cash consideration of $167 million. Nuvei used $616 million of its cash and cash equivalents subsequent to year-end to fund the Paya acquisition.

(a)Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".
(b)Revenue at constant currency, Revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.
Paya acquisition
On February 22, 2023, Nuvei acquired all of the issued and outstanding common shares of Paya Holdings Inc ("Paya"), for a total cash consideration of approximately $1.3 billion, comprised of cash on hand and cash from our New revolving facility (as defined below). Paya is a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan. Paya has filed, with the Securities and Exchange Commission, its Annual Report on Form 10-K for the year ended December 31, 2022 on February 21, 2023.
Credit facilities
On February 22, 2023, the Company entered into a new secured pari passu first lien reducing revolving credit facility ("New revolving facility") of $800 million. Until the delivery of the Company's unaudited interim consolidated financial statements for the quarter ending September 30, 2023, borrowings under the New revolving facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the New revolving facility will bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the New revolving facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity of the New revolving facility is September 28, 2025.
Normal Course Issuer Bid
On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq Global Select Market ("Nasdaq") and applicable securities laws. We also entered into an automatic securities purchase plan ("ASPP") with a securities broker in order to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under the ASPP, the broker had the authorization to repurchase Subordinate Voting Shares, without consultation with the Company, subject to pre-defined share price and other limitations imposed by the Company and subject to the rules and policies of TSX and Nasdaq and applicable securities laws, such as a daily purchase restriction. During the twelve months ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of $166.6 million.
Impact of COVID-19 on our Operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences. The negative impact of the COVID-19 pandemic to date on our business and the results disclosed in our Consolidated Financial Statements has been limited by our strong presence in eCommerce(a) (representing approximately 89% of Total volume(a) for the year ended December 31, 2022) which helped mitigate any negative impact of the pandemic on our operations.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, please refer to the section entitled “Risks Relating to Our Business and Industry – The global economic uncertainty and market volatility resulting from the COVID-19 pandemic and the measures taken in response thereto, have adversely affected, and may continue to adversely affect our business and future results of operations and financial condition, and this adverse effect could be material” of our AIF, for additional detail on how COVID-19 may impact our future results.
(a)See "Non-IFRS and Other Financial Measures".
Non-IFRS and Other Financial Measures
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance. In the third quarter of 2022, we retrospectively modified the label of this measure from "Free cash flow" in order to more clearly reflect its composition.

Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Income
The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income for the periods indicated:

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
(In thousands of US dollars)	$	$	$	$

Net income	9,352	12,339	61,955	107,045
Finance cost	9,214	5,001	22,841	16,879
Finance income	(7,267)	(550)	(13,694)	(2,859)
Depreciation and amortization	21,734	25,938	101,492	90,828
Income tax expense	5,746	7,535	25,582	24,916
Acquisition, integration and severance costs(a)	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes(b)	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other(c)	(226)	230	1,171	188
Adjusted EBITDA	85,685	91,454	351,317	317,234
Acquisition of property and equipment, and intangible assets	(14,511)	(9,642)	(48,322)	(27,169)
Adjusted EBITDA less capital expenditures	71,174	81,812	302,995	290,065
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million was recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and $0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021), $0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022			Three months ended December 31, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	220,339	12,201	232,540	211,875	4%	10%

(In thousands of US dollars except for percentages)	Year ended December 31, 2022			Year ended December 31, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	843,323	40,533	883,856	724,526	16%	22%

Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022					Three months ended December 31, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$	$	$

Revenue	220,339	—	—	12,201	232,540	211,875	—	211,875	4%	10%

(In thousands of US dollars except for percentages)	Year ended December 31, 2022					Year ended December 31, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	843,323	(37,608)	—	38,913	844,628	724,526	—	724,526	16%	17%

(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.

Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Income
The following table reconciles net income to Adjusted net income to for the periods indicated:

	Three months ended December 31		Years ended December 31
(In thousands of US dollars except for share and per share amounts)	2022	2021	2022	2021
	$	$	$	$

Net income	9,352	12,339	61,955	107,045
Change in fair value of share repurchase liability	—	—	(5,710)	—
Amortization of acquisition-related intangible assets(a)	14,957	22,828	83,861	78,979
Acquisition, integration and severance costs(b)	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes(c)	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other(d)	(226)	230	1,171	188
Adjustments	61,863	64,019	231,292	159,404
Income tax expense related to adjustments(e)	(3,179)	(5,784)	(19,061)	(17,867)
Adjusted net income	68,036	70,574	274,186	248,582
Net income attributable to non-controlling interest	(1,312)	(1,531)	(5,223)	(4,752)
Adjusted net income attributable to the common shareholders of the Company	66,724	69,043	268,963	243,830

Weighted average number of common shares outstanding
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502
Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.47	0.48	1.90	1.75
Diluted	0.47	0.47	1.86	1.69
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million were recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and $0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021), $0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, utilities, healthcare, non-profit and travel. eCommerce represents the majority of our Total volume with eCommerce volume accounting for 89% of our Total volume in the year ended December 31, 2022. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce channels. Key to our success in achieving customer base expansion is continued investment in marketing and in our direct sales team and further leveraging our broad and diversified network of partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, MEA and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks and the payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.
Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology through acquisitions. For example, with the acquisition of Paya we are now bringing our technology and expertise to under-penetrated verticals such as healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.

Adapting to Regulatory Changes. The nature of our product and service offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.
Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to augment, our capabilities and organic growth with strategic acquisitions. For example, in the third quarter of 2021, we acquired Mazooma, Simplex and Paymentez. In addition, on February 22, 2023, we acquired Paya. Critical to our success is continuing to be highly disciplined in integrating future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Digital assets and cryptocurrencies. We generate a portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company’s payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.
Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portion of our revenues in US dollars and the largest proportion of our expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollars would reduce our revenues and any weakening of the US dollar would increase our revenues as measured in US dollars.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.
Our transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
For more information on our revenue recognition policies, refer to Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) employee compensation, (iii) share-based payments, and (iv) depreciation and amortization.
Commissions. Commissions are comprised of incentives paid to third party agents for referring customers.
Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Share-Based Payments. Share-based payments consists of our equity-settled share-based compensation earned by our employees, directors and consultants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.
We anticipate increases in general and administrative expenses as we invest in our business such as our sales force and brand awareness as well as incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding under the credit facilities. We anticipate an increase on interest on loans and borrowings in future periods as a result of the entry into the New revolving facility in connection of the closing with the Paya acquisition in February 2023.
Change in Fair Value of Share Repurchase Liability. During 2022, as a result of the automatic share purchase plan ("ASPP"), the Company recognized a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, was remeasured at fair market value until it was settled or upon termination of the agreement, with fair value changes being recognized in finance costs.

Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, we issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, we acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts flow through the consolidated statement of profit or loss.
Interest Income. Interest income consists of interest received on cash and cash equivalents held by the Company.
Loss (Gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2022 and 2021:

	Three months ended December 31		Years ended December 31
(In thousands of US dollars except for share and per share amounts)	2022	2021	2022	2021
	$	$	$	$

Revenue	220,339	211,875	843,323	724,526
Cost of revenue	50,166	49,115	171,425	147,755
Gross profit	170,173	162,760	671,898	576,771

Selling, general and administrative expenses	148,465	140,921	590,966	431,303
Operating profit	21,708	21,839	80,932	145,468

Finance income	(7,267)	(550)	(13,694)	(2,859)
Finance cost	9,214	5,001	22,841	16,879

Net finance cost	1,947	4,451	9,147	14,020
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)

Income before income tax	15,098	19,874	87,537	131,961
Income tax expense	5,746	7,535	25,582	24,916
Net income	9,352	12,339	61,955	107,045

Other comprehensive income
Foreign operations – foreign currency translation differences	33,196	(10,920)	(30,858)	(31,031)
Comprehensive income	42,548	1,419	31,097	76,014

Net income attributable to:
Common shareholders of the Company	8,040	10,808	56,732	102,293
Non-controlling interest	1,312	1,531	5,223	4,752
	9,352	12,339	61,955	107,045

Weighted average number of common shares outstanding
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502
Net income per share attributable to common shareholders of the Company
Basic	0.06	0.08	0.40	0.73
Diluted	0.06	0.07	0.39	0.71

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2022 and 2021.

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021			2022	2021
	$	$	$	%	$	$	$	%
Revenue
Europe, Middle East and Africa	115,896	127,856	(11,960)	(9)	465,935	394,758	71,177	18
North America	89,393	76,229	13,164	17	336,563	301,257	35,306	12
Latin America	12,181	6,404	5,777	90	33,105	22,841	10,264	45
Asia Pacific	2,869	1,386	1,483	107	7,720	5,670	2,050	36
	220,339	211,875	8,464	4	843,323	724,526	118,797	16
Results of Operations for the Three Months Ended December 31, 2022 and 2021
Revenue

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Revenue	220,339	211,875	8,464	4
For the three months ended December 31, 2022, revenue increased by $8.5 million or 4% as compared to the three months ended December 31, 2021. Revenue was in the range of our financial outlook of between $197 million and $227 million. The increase in revenue reflected organic growth mainly driven by higher eCommerce volume. Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $12.2 million, as well as a decrease in year-over-year revenue from our digital assets and cryptocurrency verticals. For the three months ended December 31, 2022, Organic revenue at constant currency was $232.5 million and Organic revenue growth at constant currency was 10%. See "Non-IFRS and Other Financial Measures".
Total volume increased to $40.3 billion for the three months ended December 31, 2022 from $31.5 billion in the three months ended December 31, 2021, an increase of $8.8 billion or 28%. Total volume was above the range of our financial outlook of between $33 billion and $35 billion mostly driven by our organic eCommerce volume. Total volume at constant currency was $41.8 billion, an increase of 33% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change
	2022	2021	$	%
Cost of revenue	$50,166	$49,115	1,051	2
As a percentage of revenue	22.8%	23.2%
For the three months ended December 31, 2022, cost of revenue was stable compared to the three months ended December 31, 2021.
Cost of revenue as a percentage of revenue decreased from 23.2% for the three months ended December 31, 2021 to 22.8% for the three months ended December 31, 2022 mainly due to a more favorable revenue mix.

Selling, General and Administrative Expenses

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Selling, general and administrative expenses
Commissions	27,652	28,423	(771)	(3)
Employee compensation	36,703	35,164	1,539	4
Share-based payments	35,437	32,935	2,502	8
Depreciation and amortization	21,734	25,938	(4,204)	(16)
Professional fees	12,537	8,036	4,501	56
Other	14,402	10,425	3,977	38
	148,465	140,921	7,544	5
For the three months ended December 31, 2022, selling, general and administrative expenses increased by $7.5 million or 5% as compared to the three months ended December 31, 2021 primarily due to the following:
Commissions. During the three months ended December 31, 2022, commission expense decreased by $0.8 million or 3% as compared to the three months ended December 31, 2021. The decrease was primarily due to the decrease in revenue subject to commission compared to the prior year.
Employee Compensation. During the three months ended December 31, 2022, employee compensation increased by $1.5 million or 4% as compared to the three months ended December 31, 2021. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount from organic growth, including those in direct sales and account management to drive future growth and execute on our strategy.
Share-based Payments. For the three months ended December 31, 2022, share-based payments increased by $2.5 million as compared to the three months ended December 31, 2021. The increase was primarily due to awards to employees and higher headcount year-over-year. Of the $35.4 million of the share-based payments for the three months ended December 31, 2022, $11.7 million related to awards with an exercise price or share price performance condition in excess of $100.00. As at December 31, 2022, unrecognized share-based payments were approximately $194.1 million of which $71.5 million related to awards with an exercise price or share price performance condition in excess of $100.00.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2022 decreased by $4.2 million or 16% as compared to the three months ended December 31, 2021. The decrease was mainly due to intangible assets recognized in 2017 for the acquisition of Pivotal Holdings Ltd. by Nuvei which were fully amortized in the three months ended December 31, 2022.
Professional Fees. For the three months ended December 31, 2022, professional fees increased by $4.5 million compared to the three months ended December 31, 2021. The increase mainly reflected higher fees to operate as a dual-listed public company since our Nasdaq listing in the fourth quarter of 2021 as well as fees related to our acquisition activities in 2022.
Other. For the three months ended December 31, 2022, other expenses increased by $4.0 million compared to the three months ended December 31, 2021. The increase was mostly due to higher information technology expenses as well as higher marketing and travel costs.

Net Finance Cost

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(7,267)	(550)	(6,717)	n.m.
Finance cost
Interest on loans and borrowings (excluding lease liabilities)	8,865	4,920	3,945	80
Other	349	81	268	331
Net finance cost	1,947	4,451	(2,504)	(56)
During the three months ended December 31, 2022, net finance cost decreased by $2.5 million as compared to the three months ended December 31, 2021. The decrease was primarily due to the following items:
Interest on advances to third parties and interest income. The increase in finance income of $6.7 million is mainly due to higher interest income earned on the Company's cash and cash equivalents balance during the three months ended December 31, 2022.
Interest on Loans and Borrowings. The increase of $3.9 million was mainly due to a higher interest rate environment in the three months ended December 31, 2022.
Loss (Gain) on Foreign Currency Exchange

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Loss (gain) on foreign currency exchange	4,663	(2,486)	7,149	n.m.
Loss on foreign currency exchange for the three months ended December 31, 2022 was $4.7 million compared to a gain of $2.5 million for the three months ended December 31, 2021. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021	$	%
Income tax expense	$5,746	$7,535	(1,789)	(24)
Effective tax rate	38.1%	37.9%

Income tax expense for the three months ended December 31, 2022 was $5.7 million on income before income tax of $15.1 million, representing an effective tax rate of 38.1% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $35.4 million recognized in the three months ended December 31, 2022 that are non-deductible in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions.
Income tax expense for the three months ended December 31, 2021 was $7.5 million on income before income tax of $19.9 million, representing an effective tax rate of 37.9% for the period. This effective tax rate above the statutory tax rate is mainly due to share-based payments of $32.9 million recognized in the three months ended December 31, 2021 that are non-deductible for tax purposes in certain jurisdictions.
Results of Operations for the Years Ended December 31, 2022 and 2021
Revenue

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Revenue	843,323	724,526	118,797	16
For the year ended December 31, 2022, revenue increased by $118.8 million or 16% as compared to the year ended December 31, 2021. Revenue was in the range of our financial outlook of between $820 million and $850 million. The increase in revenue was primarily due to organic growth mainly driven by higher eCommerce volume. Additional months of revenue from our three acquisitions completed in the third quarter of 2021 also contributed $37.6 million to the revenue increase year-over-year. Revenue for the year ended December 31, 2022 was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million. For the year ended December 31, 2022, Revenue at constant currency was $883.9 million, Revenue growth at constant currency was 22%, Organic revenue at constant currency was $844.6 million and Organic revenue growth at constant currency was 17%. See "Non-IFRS and Other Financial Measures".
Total volume increased from $95.6 billion for the year ended December 31, 2021 to $127.7 billion in the year ended December 31, 2022, an increase of $32.1 billion or 34%. Total volume was above the range of our financial outlook of between $120 billion and $122 billion mostly driven by our organic eCommerce volume. Total volume at constant currency was $132.7 billion, an increase of 39% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Years ended December 31		Change
	2022	2021	$	%
Cost of revenue	$171,425	$147,755	23,670	16
As a percentage of revenue	20.3%	20.4%
For the year ended December 31, 2022, cost of revenue increased by $23.7 million or 16% as compared to the year ended December 31, 2021 mainly due to an increase of $23.7 million in processing costs.
The increase in processing costs was mainly driven by organic growth in Total volume and, to a lesser extent, the contribution from the three acquisitions completed in the third quarter of 2021.

Selling, General and Administrative Expenses

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Selling, general and administrative expenses
Commissions	113,287	125,531	(12,244)	(10)
Depreciation and amortization	101,492	90,828	10,664	12
Employee compensation	155,359	109,798	45,561	41
Professional fees	32,387	24,532	7,855	32
Share-based payments	139,103	53,180	85,923	162
Other	49,338	27,434	21,904	80
	590,966	431,303	159,663	37
For the year ended December 31, 2022, selling, general and administrative expenses increased by $159.7 million or 37% as compared to the year ended December 31, 2021 primarily due to the following:
Commissions. During the year ended December 31, 2022, commission expense decreased by $12.2 million or 10% as compared to the year ended December 31, 2021. The decrease was primarily due to the decrease in revenue subject to commission compared to the prior period.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2022 increased by $10.7 million or 12% as compared to the year ended December 31, 2021. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the three acquisitions completed in the third quarter of 2021.
Employee Compensation. During the year ended December 31, 2022, employee compensation increased by $45.6 million or 41% as compared to the year ended December 31, 2021. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase mainly reflects higher headcount, including investments in direct sales and account management to drive future growth and execute on our strategy. The inclusion of acquired businesses also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In the third quarter 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of $14.3 million of expenses for the year ended December 31, 2022 compared to $10.8 million for the year ended December 31, 2021, an increase of $3.5 million mainly reflecting additional months of services under such arrangements. All arrangements have been fully expensed as of December 31, 2022.
Professional Fees. For the year ended December 31, 2022, professional fees increased by $7.9 million or 32% as compared to the year ended December 31, 2021. The increase was primarily due to additional costs incurred to operate as a dual-listed public company due to our Nasdaq listing in the fourth quarter of 2021.
Share-based Payments. For the year ended December 31, 2022, share-based payments increased by $85.9 million as compared to the year ended December 31, 2021. This was primarily due to awards to employees, including new employees from the 2021 acquisitions, higher headcount and additional months of expenses related to special awards granted at the time of the Nasdaq listing in the fourth quarter of 2021. Of the $139.1 million of the share-based payments for the year ended December 31, 2022, $57.2 million related to awards with an exercise price or share price performance condition in excess of $100.00.
Other. For the year ended December 31, 2022, other expenses increased by $21.9 million compared to the year ended December 31, 2021. The increase is mostly due to higher information technology expenses as well as higher marketing expenses and travel costs.

Net Finance Cost

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(13,694)	(2,859)	(10,835)	379
Finance cost (income)
Interest on loans and borrowings (excluding lease liabilities)	26,186	16,380	9,806	60
Change in fair value of share repurchase liability	(5,710)	—	(5,710)	n.m.
Other	2,365	499	1,866	374
Net finance cost	9,147	14,020	(4,873)	(35)
During the year ended December 31, 2022, net finance costs decreased by $4.9 million as compared to the year ended December 31, 2021. The decrease was primarily due to the following items:
Interest on advances to third parties and interest income. The increase in finance income of $10.8 million is mainly due to an increase in interest income due to higher cash and cash equivalents in the year ended December 31, 2022 compared to the year ended December 31, 2021, as well as the relatively higher interest rate environment.
Interest on Loans and Borrowings. The increase of $9.8 million was mainly due to higher debt balance resulting from new financing related to the 2021 business acquisitions, as well as a higher interest rate environment in the year ended December 31, 2022.
Change in Fair Value of Share Repurchase Liability. The remeasurement gain of $5.7 million associated with the share repurchase liability in the year ended December 31, 2022 is due to the decrease in share price between the ASPP start date and the completion of the share repurchase under the ASPP in May 2022, which resulted in a lower fair value measurement of the financial liability.
Loss (Gain) on Foreign Currency Exchange

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Gain on foreign currency exchange	(15,752)	(513)	(15,239)	n.m.
Gain on foreign currency exchange for the year ended December 31, 2022 was $15.8 million compared to a gain of $0.5 million for the year ended December 31, 2021. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Income tax expense	25,582	24,916	666	3%
Effective tax rate	29.2%	18.9%

Income tax expense for the year ended December 31, 2022 was $25.6 million on income before income tax of $87.5 million, representing an effective tax rate of 29.2% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $139.1 million recognized in the year ended December 31, 2022 that are non-deductible for income tax purposes in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions, a non-taxable gain upon the remeasurement of a share repurchase liability and non-taxable foreign exchange gains.
Income tax expense for the year ended December 31, 2021 was $24.9 million on income before income tax of $132.0 million, representing an effective tax rate of 18.9% for the period. The effective income tax rate was lower than the Canadian parent's statutory income tax rate of 26.5% primarily because it included the favorable impact of lower income tax rates in other jurisdictions and recognition of previously unrecognized deferred income tax assets, partially offset by the unfavorable impact of non-deductible share-based payments and non-deductible expenses.
Selected Annual Information

(In thousands of US dollars, except for per share amounts)	As at and for the years ended December 31,
	2022	2021	2020
	$	$	$
Revenue	843,323	724,526	376,226
Net income (loss)	61,955	107,045	(103,670)
Net income (loss) per basic share attributable to common shareholders of the Company	0.40	0.73	(1.08)
Net income (loss) per diluted share attributable to common shareholders of the Company	0.39	0.71	(1.08)
Total assets	3,524,669	3,455,470	2,247,769
Total non-current liabilities	566,240	576,855	264,490
Year ended December 31, 2022 compared to Year ended December 31, 2021
Revenue and net income
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a more detailed discussion of the 2022-2021 year-over-year changes in revenue and net income (loss).
Total Assets
Total assets increased by $69.2 million or 2% from December 31, 2021 to December 31, 2022. The increase can be explained primarily by the increase of $102.8 million in segregated funds and trade receivables of $22.0 million, which was mainly driven by Total volume growth, and was partially offset by the decrease due to the amortization of $93.0 million in intangible assets as well as a $20.5 million negative impact from the change in foreign currency rate on goodwill and intangible assets.
Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.

Total Non-Current Liabilities
Total non-current liabilities decreased by $10.6 million or 2% from December 31, 2021 to December 31, 2022. This is primarily due to the decrease in the deferred tax liabilities due to amortization of acquired intangible assets.
Year ended December 31, 2021 compared to Year ended December 31, 2020
Revenue and net income
For the year ended December 31, 2021, revenue increased by $348.3 million or 93% as compared to the year ended December 31, 2020. The increase was primarily due to organic growth mainly driven by higher eCommerce volume as well as card present volume due to a more favorable operating environment in 2021 compared to 2020 where physical store activity was adversely impacted by the COVID-19 related lockdowns. Our 2021 acquisitions and additional months of revenue from Smart2Pay also contributed $123.7 million to the revenue increase year-over-year.
Total volume increased from $43.2 billion in the year ended December 31, 2020 to $95.6 billion in the year ended December 31, 2021, an increase of $52.4 billion or 121%. The increase was primarily due to growth in eCommerce volume as well as growth in card present volume due to a more favorable operating environment in 2021 where physical store activity was adversely impacted by the COVID-19 related lockdowns.
For the year ended December 31, 2021, net income increased by $210.7 million mainly driven by the increase in gross profit of $269.8 million driven by revenue growth, and the reduction in finance cost of $142.2 million due to the repayment loans and borrowings in 2020 in connection with our TSX listing. This was partially offset by the increase in our selling, general and administrative expenses mainly driven by organic growth as well as acquisitions.
Total Assets
Total assets increased by $1,207.7 million or 54% from December 31, 2020 to December 31, 2021. The increase can be explained primarily by the increase of $567.9 million in cash stemming from proceeds of the Nasdaq listing and cash flow from operating activities. The increase of $277.5 million in segregated funds, which was mainly driven by Total volume growth and 2021 acquisitions, as well as the increase of $156.9 million in goodwill and intangible assets mainly due to the 2021 acquisitions, also contributed to the increase in total assets.
Total Non-Current Liabilities
Total non-current liabilities increased by $312.4 million or 118% from December 31, 2020 to December 31, 2021. This is primarily due to the borrowing of $300 million under the amended term loan facility to fund a portion of the Mazooma, Simplex and Paymentez acquisitions in the third quarter of 2021.

Summary of Quarterly Results and Trend Analysis

(In thousands of US dollars except for per share amounts)	Three months ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2022	2022	2022	2022	2021	2021	2021	2021
	$	$	$	$	$	$	$	$
Revenue	220,339	197,146	211,294	214,544	211,875	183,932	178,239	150,480
Cost of revenue	50,166	38,363	35,980	46,916	49,115	38,332	33,124	27,184
Gross profit	170,173	158,783	175,314	167,628	162,760	145,600	145,115	123,296

Selling, general and administrative expenses	148,465	149,184	146,505	146,812	140,921	106,076	95,870	88,436
Operating profit	21,708	9,599	28,809	20,816	21,839	39,524	49,245	34,860

Finance income	(7,267)	(4,131)	(1,665)	(631)	(550)	(538)	(912)	(859)
Finance cost (recovery)	9,214	7,859	(1,973)	7,741	5,001	5,131	3,432	3,315
Net finance cost (income)	1,947	3,728	(3,638)	7,110	4,451	4,593	2,520	2,456
Loss (gain) on foreign currency exchange	4,663	(12,528)	(8,467)	580	(2,486)	727	1,691	(445)

Income before income tax	15,098	18,399	40,914	13,126	19,874	34,204	45,034	32,849
Income tax expense	5,746	5,393	5,831	8,612	7,535	6,202	6,120	5,059
Net income	9,352	13,006	35,083	4,514	12,339	28,002	38,914	27,790

Net income per share attributable to common shareholders of the Company
Basic	0.06	0.08	0.24	0.02	0.08	0.19	0.27	0.19
Diluted	0.06	0.08	0.23	0.02	0.07	0.19	0.26	0.19
Adjusted EBITDA(a)	85,685	81,201	92,853	91,578	91,454	80,943	79,375	65,462
Adjusted net income(a)	68,036	62,435	74,659	69,056	70,574	62,341	64,506	51,161

Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.47	0.43	0.52	0.47	0.48	0.44	0.46	0.36
Diluted	0.47	0.43	0.51	0.46	0.47	0.42	0.44	0.35
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue was primarily due to Total volume organic growth as well as from our acquisitions in the third quarter of 2021.
The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payments.
The decrease in operating profit in the three months ended December 31, 2021 and following quarters was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021. Higher expenses were partially offset by the increase in gross profit during the same period.
Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate compared with 2021. The revenue in the three months and year ended December 31, 2022 were impacted unfavorably by changes in foreign currency exchange rates year-over-year by $12.2 million and $40.5 million respectively.

Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.
Our capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures.
We fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.
The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our credit facility, we must maintain a total leverage ratio of less than or equal to 7.00 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at December 31, 2022, the Company was in compliance with this requirement.
We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities
Our credit facility is comprised of term loan facilities of $504.3 million. Outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on September 28, 2025. The Company also has an unused revolving credit facility of $385 million as of December 31, 2022. The maturity of the revolving facility is September 8, 2024.
On February 22, 2023, the Company entered into a New revolving facility in an amount of $800 million. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the New revolving facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the New revolving facility will bear interest, at our options, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the New revolving facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity of the New revolving facility is September 28, 2025. The New revolving facility was fully drawn on February 22, 2023 as part of the consideration paid for the Paya acquisition.
As at December 31, 2022, we had letters of credit issued totaling $46.1 million ($46.1 million as at December 31, 2021).
For more information on the Company's loans and borrowings, refer to Note 12 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Nasdaq Listing
On October 8, 2021, we completed our Nasdaq listing for aggregate gross proceeds of approximately $424.8 million.
The net proceeds of $408.2 million received as part of our Nasdaq listing remain available as of December 31, 2022. On February 22, 2023, the Company used all of the net proceeds received as part of our Nasdaq listing as part of the consideration paid for the Paya acquisition. This is consistent with our stated use of the net proceeds from our Nasdaq listing, which included growth initiatives such as acquisitions or strategic investments in complementary businesses, services, products or technologies.
Cash Flows

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2022	2021
	$	$	$	%
Cash flow from (used in):
Operating Activities	267,663	266,857	806	—
Investing Activities	(50,235)	(395,108)	344,873	(87)
Financing Activities	(214,298)	706,075	(920,373)	n.m.
Effect of movements in exchange rates on cash	(20)	(9,970)	9,950	(100)
Net increase in cash and cash equivalent	3,110	567,854	(564,744)	(99)
Cash and cash equivalent – beginning of year	748,576	180,722	567,854	314
Cash and cash equivalent - end of year	751,686	748,576	3,110	—
Cash Flows From Operating Activities
For the year ended December 31, 2022, $267.7 million of cash was generated from operating activities compared to $266.9 million for the year ended December 31, 2021. The increase driven by our business growth was partially offset by higher working capital in the year ended December 31, 2022 compared to 2021.
Cash Flows Used in Investing Activities
For the year ended December 31, 2022, $50.2 million of cash was used in investing activities. This resulted primarily from the acquisition of intangible assets and fixed assets. For the year ended December 31, 2021, $395.1 million of cash was used in investing activities, mainly due to the cash consideration paid for the acquisition of Base Commerce, Mazooma, Simplex and Paymentez of $387.7 million, net of cash acquired.
Cash Flows From (Used in) Financing Activities
For the year ended December 31, 2022, $214.3 million of cash was used in financing activities mainly reflecting the amount of $166.6 million used to repurchase and cancel approximately 3.7 million Subordinate Voting Shares under the NCIB. This also resulted from the purchase of the LPP non-controlling interest of 40% for a cash consideration of $39.8 million. For the year ended December 31, 2021, $706.1 million of cash was generated from financing activities mainly reflecting proceeds from loans and borrowings and our Nasdaq listing.

Contractual Obligations and Commitments
We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2022:

	Contractual cash flows
	Total	Less than 1 year	1 to 5 years	More than 5 years
(In thousands of US dollars)	$	$	$	$
Trade and other payables (excluding sales tax)	117,526	117,526	—	—
Due to merchants	823,666	823,666	—	—
Credit facilities	595,425	38,182	557,243	—
Lease liabilities	14,133	4,109	7,743	2,281
Other liabilities	5,731	3,851	1,880	—
	1,556,481	987,334	566,866	2,281
Segregated funds	(823,666)	(823,666)	—	—
	732,815	163,668	566,866	2,281
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 22 in the Consolidated Financial Statements, which are reproduced as follows.
Transactions with Key Management Personnel
Key management personnel compensation comprises the following:

	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
(In thousands of US dollars)	$	$	$	$

Salaries and short-term employee benefits	1,945	1,854	6,007	5,861
Share-based payments	18,003	15,442	71,286	23,895
	19,948	17,296	77,293	29,756

Other Related Party Transactions

		Three months ended December 31		Years ended December 31
		2022	2021	2022	2021
(In thousands of US dollars)		$	$	$	$
Expenses – Travel	(i)	298	34	1,139	305
		298	34	1,139	305
(i)In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.
Financial Instruments and Other Instruments
In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash and cash equivalents, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash and Processor Deposits
The credit risk associated with cash and cash equivalents, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a concentration of credit risk as of December 31, 2022, with respect to our receivables from our main processor, which represented approximately 26% (December 31, 2021 – 37%) of trade and other receivables.
Advances to Third Parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when we become entitled to payment under the agreements.
Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.
Approximately 56% of the Company’s revenues and approximately 37% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

The following table provides an indication of our significant foreign exchange currency exposures as stated in US dollars as at December 31, 2022:

(In thousands of US dollars)	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
Cash	1,735	43,691	6,267	1,482	18,313	71,488
Trade and other receivables	16,035	3,759	1,659	804	10,270	32,527
Trade and other payables	(18,560)	(27,141)	(2,973)	(12,529)	(18,323)	(79,526)
Lease liabilities	—	(1,589)	(941)	(2,389)	(1,803)	(6,722)
Net financial position exposure	(790)	18,720	4,012	(12,632)	8,457	17,767
A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of US dollars)	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
Increase (decrease) on equity and net income	(79)	1,872	401	(1,263)	846	1,777
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is offset by our cash and cash equivalents balance which also bears interest at floating rates.
Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $1,073 in profit or loss in 2022 (2021 – $3,719). A decrease of 100 basis points in 2022 would have resulted in a decrease of $1,073 in profit or loss in 2022 (2021 - nil due to effective interest rate representing the floor rate per the agreement). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
Fair Value Risk
Certain of the our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
In establishing fair value, we use a fair value hierarchy based on levels as defined below:
a.Level 1: defined as observable inputs such as quoted prices in active markets.
b.Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
c.Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
Refer to Note 21 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates
The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.
Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations Adopted
The following amendments were adopted on January 1, 2021:
Interest rate benchmark reform - Phase 2
The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:
•Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.
•Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
All the amendments described above had no impact on the Consolidated Financial Statements.
New Accounting Standards and Interpretations Issued But Not Yet Adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. The Company is not expecting that these amendments will have any material impact on its consolidated financial statements.
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 that replace the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:

(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
Outstanding Share Data
As of March 3, 2023, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,592,263 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of March 3, 2023, there were 2,540,565 stock options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 5,999,845 stock options outstanding under the Company’s Omnibus Plan. There were 414,608 stock options outstanding under the Paya Holdings Inc. Omnibus Incentive Plan, which the Company assumed on closing of its acquisition of Paya on February 22, 2023. Each such stock option is or may become exercisable for one Subordinate Voting Shares.
As of March 3, 2023, there were 48,596 Deferred Share Units, 3,763,582 Restricted Share Units and 1,742,996 Performance Share Units outstanding under the Company’s Omnibus Plan. There were 909,735 RSUs outstanding under the Paya Holdings Inc. Omnibus Incentive Plan, which the Company assumed on closing of its acquisition of Paya on February 22, 2023. Each such DSU, RSU and PSU may be settled, once vested, as one Subordinate Voting Share.
Risk Factors
In addition to all other information set out in this MD&A, and our audited annual consolidated financial statements and notes for the fiscal year ended December 31, 2022, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors'" in our Annual Information Form. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.
Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022.

Internal Controls over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.
Change in Internal Controls over Financial Reporting
There were no changes to our internal controls over financial reporting during the three months and twelve-months ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Additional Information
Additional information relating to the Company, including the Consolidated Financial Statements and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.